EXHIBIT 3.1

  [SEAL] DEAN HELLER                                      FILED # C6798-87
         Secretary of State
         204 North Carson Street, Suite 1                     JUL 12 2004
         Carson City, Nevada  89701-4299
         (775) 884-6708                                    IN THE OFFICE OF
         website: secretaryofstate.biz                     Dean  Heller
                                                           DEAN HELLER,
                                                           SECRETARY OF STATE
Certificate of Change Pursuant
         To NRS 78.209

Important:  Read attached instructions       ABOVE SPACE IS FOR OFFICE USE ONLY
before completing form.

              Certificate of Amendment to Articles of Incorporation
                          For Nevada Profit Corporation

1. Name of corporation: Network USA, Inc.

2. The articles have been amended as follows (provide articles number, if available):

ARTICLE 1

The name of the Corporation is Sunwin International Neutraceuticals, Inc.

ARTICLE V

The total number of shares the Corporation is authorized to issue and to have outstanding at any one time shall be 201,000,000 shares, consisting of (a) 200,000,000 shares of common stock, $.001 par value per share ("Common Stock") and (b) 1,000,000 shares of preferred stock, $.001 par value per share ("Preferred Stock").

Continued on Rider A

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: a majority.

7. Effective date of filing (optional):

8. Officer Signature: /s/ Lei Zhang.

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied         Nevada Secretary of State AM 78.209 2003
by the appropriate fees.              Revised on: 10/2/2003



                                     RIDER A

Shares of Preferred Stock may be issued from time to time in one or more series, each such series to have designations as may be fixed by the Board of Directors prior to the issuance of any shares thereof. Each such shares shall have such preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the Articles of Incorporation or in any amendment thereto, or in the Certificate of Designation providing for the issue of such stock adopted by the Board of Directors upon the authority conferred pursuant to this Articles.

The Common Stock of the Corporation shall be subject to the prior rights of the Preferred Stock as may be set forth in the Articles of Incorporation or in any amendment thereto or Certificate of Designation adopted by the Board of Directors providing for the issuance of any series of the Preferred Stock. Except for such voting rights as may be provided for in the resolution or resolutions creating one or more series of Preferred Stock, sole voting rights shall be in the Common Stock.

Cumulative voting in any election of directors, regardless of class or series, is hereby expressly denied.